Exhibit 99.1

Okeanis Eco Tankers Corp. Reports Financial Results for the Fourth Quarter and Twelve-Month Period of 2025

ATHENS, GREECE, February 18, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the fourth quarter and twelve-month period of 2025, which are attached to this press release.

Financial performance of the Fourth Quarter Ended December 31, 2025

•	Revenues of $126.9 million in Q4 2025, compared to $85.2 million in Q4 2024.
•	Profit of $59.5 million in Q4 2025, compared to $13.2 million in Q4 2024.
•	Vessel operating expenses of $11.5 million in Q4 2025, compared to $9.6 million in Q4 2024.
•	Earnings per share of $1.76 in Q4 2025 (based on a weighted average number of shares of 33,708,192 for the period), compared to $0.41 in Q4 2024.
•	Cash (including restricted cash) of $122.5 million as of December 31, 2025, compared to $54.3 million as of December 31, 2024.

Financial performance of the Twelve Months Ended December 31, 2025

•	Revenues of $391.5 million in 12M 2025, compared to $393.2 million in 12M 2024.
•	Profit of $123.0 million in 12M 2025, compared to $108.9 million in 12M 2024.
•	Vessel operating expenses of $45.2 million in 12M 2025, compared to $42.4 million in 12M 2024.
•	Earnings per share of $3.77 in 12M 2025 (based on a weighted average number of shares of 32,575,740 for the period), compared to $3.38 in 12M 2024.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $92.9 million in Q4 2025.
•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $79.3 million and $79.0 million, respectively, in Q4 2025.
•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $59.9 million or $1.78 per basic and diluted share in Q4 2025.
•	Fleetwide daily TCE rate* of $76,700 per operating day in Q4 2025; VLCC and Suezmax TCE rates of $92,000 and $53,100 per operating day, respectively, in Q4 2025.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,794 per calendar day, including management fees, in Q4 2025.
•	In Q1 2026 to date, 67% of the available VLCC spot days have been booked at an average TCE rate of $104,200 per day and 64% of the available Suezmax spot days have been booked at an average TCE rate of $84,600 per day.

Declaration of Q4 2025 dividend

The Company’s board of directors declared a dividend of $1.55 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on March 10, 2026, to shareholders of record as of March 3, 2026. The common shares will be traded ex-dividend on the NYSE as from and including March 3, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including March 2, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 13, 2026.

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday, February 19, 2026 to discuss the Q4 2025 and 12M 2025 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/615422628

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

2

OKEANIS
ECO TANKERS

FOURTH QUARTER AND TWELVE MONTH PERIOD 2025

CONDENSED FINANCIAL RESULTS

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Okeanis Eco Tankers Corp. Reports Financial Results for the Fourth Quarter and Twelve-Month Period of 2025

ATHENS, GREECE, February 18, 2026 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the fourth quarter and twelve-month period of 2025.

Financial performance of the Fourth Quarter Ended December 31, 2025

•	Revenues of $126.9 million in Q4 2025, compared to $85.2 million in Q4 2024.
•	Profit of $59.5 million in Q4 2025, compared to $13.2 million in Q4 2024.
•	Vessel operating expenses of $11.5 million in Q4 2025, compared to $9.6 million in Q4 2024.
•	Earnings per share of $1.76 in Q4 2025 (based on a weighted average number of shares of 33,708,192 for the period), compared to $0.41 in Q4 2024.
•	Cash (including restricted cash) of $122.5 million as of December 31, 2025, compared to $54.3 million as of December 31, 2024.

Financial performance of the Twelve Months Ended December 31, 2025

•	Revenues of $391.5 million in 12M 2025, compared to $393.2 million in 12M 2024.
•	Profit of $123.0 million in 12M 2025, compared to $108.9 million in 12M 2024.
•	Vessel operating expenses of $45.2 million in 12M 2025, compared to $42.4 million in 12M 2024.
•	Earnings per share of $3.77 in 12M 2025 (based on a weighted average number of shares of 32,575,740 for the period), compared to $3.38 in 12M 2024.

Alternative performance metrics and market development

•	Time charter equivalent* (“TCE”, a non-IFRS measure*) revenue of $92.9 million in Q4 2025.
•	EBITDA* and Adjusted EBITDA* (each, a non-IFRS measure*) of $79.3 million and $79.0 million, respectively, in Q4 2025.
•	Adjusted profit* and Adjusted earnings per share* (each, a non-IFRS measure*) of $59.9 million or $1.78 per basic and diluted share in Q4 2025.
•	Fleetwide daily TCE rate* of $76,700 per operating day in Q4 2025; VLCC and Suezmax TCE rates of $92,000 and $53,100 per operating day, respectively, in Q4 2025.
•	Daily vessel operating expenses* (“Daily Opex”, a non-IFRS measure*) of $9,794 per calendar day, including management fees, in Q4 2025.
•	In Q1 2026 to date, 67% of the available VLCC spot days have been booked at an average TCE rate of $104,200 per day and 64% of the available Suezmax spot days have been booked at an average TCE rate of $84,600 per day.

Declaration of Q4 2025 dividend

The Company’s board of directors declared a dividend of $1.55 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on March 10, 2026, to shareholders of record as of March 3, 2026. The common shares will be traded ex-dividend on the NYSE as from and including March 3, 2026, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including March 2, 2026. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 13, 2026.

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Financial results overview-fourth quarter and twelve months of 2025

		Q4 2025	Q4 2024	12M 2025	12M 2024	% Change
Commercial	VLCC Daily TCE*	$92,000	$38,500	$56,500	$56,100	1%
Performance	Suezmax Daily TCE*	$53,100	$39,600	$47,800	$48,900	(2)%
USD per day	Fleetwide Daily TCE*	$76,700	$39,000	$52,800	$52,900	-
	Fleetwide Daily Opex (incl. mgmt. fees)*	$9,794	$8,321	$9,753	$9,181	6%

		Q4 2025	Q4 2024	12M 2025	12M 2024	% Change
Income	TCE Revenue*	$92.9	$49.4	$265.4	$262.0	1%
Statement	Adjusted EBITDA*	$79.0	$37.1	$204.0	$204.1	-
USDm excl. EPS	Adjusted Profit*	$59.9	$13.0	$122.7	$107.3	14%
	Adjusted Earnings Per Share*	$1.78	$0.41	$3.77	$3.33	13%

		December 31, 2025	December 31, 2024	% Change
Balance Sheet	Total Debt	$605.1	$645.6	(6)%
USDm	Total Cash (incl. Restricted Cash)	$122.5	$54.3	126%
	Total Assets	$1,200.6	$1,082.1	11%
	Total Equity	$573.1	$410.4	40%
	Book Leverage**	46%	59%	(23)%

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), including TCE, Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Book Leverage is calculated as net debt over net debt plus equity.

Key information, management commentary and subsequent events

•	The Company paid a dividend of approximately $26.6 million, or $0.75 per share, in December 2025.

•	Voyage expenses for Q4 2025 of $32.7 million, down from $35.0 million in Q4 2024. The 6% decrease is mostly attributable to lower port expenses.

•	Interest and finance costs for Q4 2025 of $10.2 million, down from $12.3 million in Q4 2024. The decrease is mainly due to a decrease in total indebtedness from $645.6 million as of December 31, 2024 to $605.1 million as of December 31, 2025, along with a decrease in the margin payable under our loans.

•	The Company recorded a profit of $59.5 million in Q4 2025, compared to a profit of $13.2 million in Q4 2024. The increase derives mainly from the increased revenues generated from operations.

•	TCE revenue in Q4 2025 increased by 88.1%, compared to Q4 2024, primarily due to a corresponding incline in TCE rates.

•	In October 2025, the Company declared its option to repurchase the VLCC Nissos Rhenia under its sale and leaseback agreement.

•	In November 2025, the Company declared its option to repurchase the VLCC Nissos Despotiko under its sale and leaseback agreement.

•

In November 2025, the Company entered into two memoranda of agreement to purchase two newbuilding Suezmax vessels (approx. 157,000 dwt) from unrelated third-party sellers for $97.0 million each. Both vessels, Nissos Piperi and Nissos Serifopoula, were delivered to the Company in January 2026. As of December 31, 2025, advances of $38.8 million for the acquisition of these vessels were paid.

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•	On November 19, 2025, the Company successfully priced an offering of 3,239,436 new shares of the Company’s common stock, par value $0.001 per share, at a price of $35.50 per share, raising gross proceeds of approximately $115.0 million.

•	On December 19, 2025, the Company entered into a $45.0 million facility agreement to finance a portion of the acquisition price of the Nissos Piperi with a prominent Greek bank. The Nissos Piperi Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which an amount of at least $1.0 million has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in seven years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $30.3 million at maturity. It is secured by, among other things, a mortgage over the Nissos Piperi and is guaranteed by the Company. The Nissos Piperi Facility was drawn on January 5, 2026.

•	On December 19, 2025, the Company entered into a $45.0 million facility agreement to finance a portion of the acquisition price of the Nissos Serifopoula with another prominent Greek bank. The Nissos Serifopoula Facility is priced at 130 basis points over the applicable Term SOFR (or 50 basis points for any outstanding part of the loan in respect of which the equivalent amount has been deposited and blocked for the whole of the relevant interest period in a cash collateral account), matures in eight years, and will be repaid in quarterly installments of $0.525 million, together with a balloon installment of $28.2 million at maturity. It is secured by, among other things, a mortgage over the Nissos Serifopoula and is guaranteed by the Company. The Nissos Serifopoula Facility was drawn on January 12, 2026.

•	In January 2026, the Company entered into two memoranda of agreement to purchase two newbuilding Suezmax vessels (approx. 157,000 dwt) from unrelated third-party sellers for $99.3 million each. Both vessels are expected to be delivered to the Company in the second quarter of 2026.

•	On January 21, 2026, the Company successfully priced an offering of 3,611,111 new shares of the Company’s common stock, par value $0.001 per share, at a price of $36.00 per share, raising gross proceeds of approximately $130.0 million.

•	The board of directors of the Company (the “Board”) has reappointed Robert Knapp and Joshua Nemser as directors of the Company, effective February 19, 2026. Mr. Knapp and Mr. Nemser had each resigned from the Board in October 2025, but such resignations were not a result of any disagreement with the Company or its management, nor were they related to any matter relating to the Company’s operations, policies, or practices. Following such appointments, the Board remains comprised of a majority of independent directors. The composition of each of the committees of the Board remains the same and is unaffected by these resignations, except for the remuneration committee, which is now comprised of Charlotte Stratos, Francis “Frank” Dunne, and Robert Knapp.

▪	Mr. Knapp is the chief investment officer of Ironsides Partners, an investment manager based in Boston, which he founded in 2007. Ironsides is an asset value investor with an emphasis on market dislocations or disruptions. Mr. Knapp serves as a director for several investment companies, including Barings BDC, which is listed on the NYSE, DPA Aircraft Ltd, which is listed on the London Stock Exchange, and the African Opportunity Fund Ltd, Pacific Alliance Asian Opportunity Fund, and Pacific Alliance Group Asset Management, which are investment vehicles. Mr. Knapp previously served as a director of MPC Container Ships AS when it was founded. He is a graduate of Princeton University and Oxford University. Prior to his resignation in October 2025, he had been a director of the Board since the Company’s inception.
▪	Mr. Nemser is the founder and chief investment officer of Nine Left Capital LP, an asset management firm. Prior to April 2024, he was a senior portfolio manager at VR Capital Group, where he oversaw the portfolio and members of the firm’s NA+ team. Before joining VR, Mr. Nemser was an investment banking associate at Moelis & Company, where he advised on a range of mergers, acquisitions, recapitalizations, and restructurings. Prior to Moelis, he was an attorney in the Business Finance & Restructuring department of Weil, Gotshal & Manges. Prior to Weil, he served as a vice president and chief pilot of a federally certificated air carrier. Mr. Nemser holds a J.D. from the New York University School of Law, where he graduated magna cum laude, and a B.S. in business administration from the University of Southern California. He is a licensed airline transport pilot with over 2,000 flight hours. Prior to his resignation in October 2025, he had been a director of the Board since the Company’s inception.

•	In February 2026, the Company entered into a one-year time charter agreement with a global commodities trading company, for its VLCC vessel Nissos Nikouria, at a rate of $91,140 per day.

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Fleet*

As of December 31, 2025, the Company’s fleet was comprised of the following 14 vessels with an average age of 6.4 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 7.3 years; and
•	eight VLCC vessels with an average age of 5.7 years.

*Age and deadweight capacity do not include the two Suezmax vessels acquired in January 2026, nor do they include the average age of the Suezmax vessels that are expected to be delivered in the second quarter of 2026.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday, February 19, 2026 to discuss the Q4 2025 and 12M 2025 results.

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/615422628

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

7

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2025	2024	2025	2024
Revenue	$126,851,761	$85,189,520	$391,548,819	$393,229,831

Operating expenses
Commissions	(1,259,509)	(841,567)	(4,262,645)	(3,997,596)
Voyage expenses	(32,692,334)	(34,964,214)	(121,870,584)	(127,196,305)
Vessel operating expenses	(11,455,249)	(9,558,439)	(45,240,447)	(42,434,258)
Management fees – related party	(1,159,200)	(1,159,200)	(4,599,000)	(4,611,600)
Depreciation and amortization	(10,438,324)	(10,364,174)	(41,440,551)	(41,134,237)
General and administrative expenses	(1,259,755)	(1,563,364)	(11,604,900)	(10,910,862)
Total operating expenses	$(58,264,371)	$(58,450,958)	$(229,018,127)	$(230,284,858)
Operating profit	$68,587,390	$26,738,562	$162,530,692	$162,944,973

Other income / (expenses)
Interest income	812,677	656,520	2,191,740	3,445,203
Interest and other finance costs	(10,194,138)	(12,312,194)	(44,240,513)	(57,052,680)
Unrealized (loss)/ gain, net on derivatives	(440,406)	149,133	1,653,464	(291,873)
Realized gain/ (loss), net on derivatives	722,457	(1,254,413)	1,327,397	(1,264,750)
Loss on debt extinguishment	-	-	(1,383,768)	-
Gain from modification of loans	-	-	-	1,828,959
Foreign exchange (loss)/ gain	(29,852)	(783,013)	872,531	(746,562)
Total other expenses, net	$(9,129,262)	$(13,543,967)	$(39,579,149)	$(54,081,703)

Profit for the period	$59,458,128	$13,194,595	$122,951,543	$108,863,270

Other comprehensive income/ (loss)	1,010	(6,005)	1,010	(6,005)
Total comprehensive income for the period	$59,459,138	$13,188,590	$122,952,553	$108,857,265

Profit attributable to the owners of the Group	$59,458,128	$13,194,595	$122,951,543	$108,863,270
Total comprehensive income attributable to the owners of the Group	$59,459,138	$13,188,590	$122,952,553	$108,857,265

Earnings per share - basic & diluted	$1.76	$0.41	$3.77	$3.38
Weighted average no. of shares - basic & diluted	33,708,192	32,194,108	32,575,740	32,194,108

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Unaudited condensed consolidated statements of financial position

	As of	As of
USD	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels, net	$922,117,179	$958,597,520
Advances for acquisition of vessels	38,894,251	-
Other non-current assets	58,332	80,206
Derivative financial instruments	120,638	-
Restricted cash	4,510,000	4,510,000
Total non-current assets	$965,700,400	$963,187,726
Current assets
Inventories	$17,273,715	$24,341,665
Trade and other receivables	85,091,040	39,755,029
Claims receivable	320,097	242,576
Prepaid expenses and other current assets	6,466,709	4,794,022
Derivative financial instruments	1,470,326	-
Current account due from related parties	6,286,469	-
Current portion of restricted cash	1,399,243	434,927
Cash & cash equivalents	116,636,741	49,343,664
Total current assets	$234,944,340	$118,911,883
TOTAL ASSETS	$1,200,644,740	$1,082,099,609
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$36,129	$32,890
Additional paid-in capital	124,891,132	14,501,517
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(34,903)	(35,913)
Retained earnings	452,782,809	400,512,351
Total shareholders’ equity	$573,091,238	$410,426,916
Non-current liabilities
Long-term borrowings, net of current portion	$558,625,413	$598,957,333
Retirement benefit obligations	61,629	44,795
Total non-current liabilities	$558,687,042	$599,002,128
Current liabilities
Trade payables	$13,748,183	$19,479,005
Accrued expenses and other current liabilities	8,643,793	5,909,316
Current accounts due to related parties	-	530,030
Derivative financial instruments	-	62,500
Current portion of long-term borrowings	46,474,484	46,689,714
Total current liabilities	$68,866,460	$72,670,565
TOTAL LIABILITIES	$627,553,502	$671,672,693
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,200,644,740	$1,082,099,609

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Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the year	—	—	—	—	—	108,863,270	108,863,270
Capital distribution ($3.31 per share)	—	—	(106,562,497)	—	—	—	(106,562,497)
Other comprehensive loss for the year	—	—	—	—	(6,005)	—	(6,005)
Balance - December 31, 2024	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916

Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the year	—	—	—	—	—	122,951,543	122,951,543
Dividends ($2.12 per share)	—	—	—	—	—	(70,681,085)	(70,681,085)
Other comprehensive income for the year	—	—	—	—	1,010	—	1,010
Common share issuance, net of offering expenses	3,239,436	3,239	110,389,615	—	—	—	110,392,854
Balance - December 31, 2025	$35,433,544	$36,129	$124,891,132	$(4,583,929)	$(34,903)	$452,782,809	$573,091,238

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Unaudited condensed consolidated statements of cash flows

	For the three months ended December 31,		For the Twelve months ended December 31,
USD	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$59,458,128	$13,194,595	$122,951,543	$108,863,270

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	10,438,324	10,364,174	41,440,551	41,134,237
Interest expense	9,831,332	12,082,217	42,153,588	53,628,356
Amortization of loan financing fees and loan modification gain	302,205	329,132	1,246,265	2,263,416
Unrealized loss/ (gain), net on derivatives	440,406	(349,833)	(1,653,464)	91,173
Interest income	(812,677)	(656,520)	(2,191,740)	(3,445,203)
Unrealized foreign exchange (gain) /loss	(343,534)	1,098,524)	(1,834,591)	1,107,810
Loss on debt extinguishment	-	-	1,383,768	-
Gain from modification of loans	-	-	-	(1,828,959)
Other non-cash items	1,010	(6,005)	1,010	(6,005)
Total reconciliation adjustments	$19,857,066	$22,861,689	$80,545,387	$92,944,825

Changes in working capital:
Trade and other receivables	(33,884,553)	4,208,851	(45,321,044)	17,674,147
Prepaid expenses and other current assets and non-current assets	(781,039)	(1,966,375)	(1,672,687)	(1,902,362)
Inventories	3,535,413	1,707,248	7,067,950	1,012,352
Trade payables	(3,202,845)	2,765,193	(5,973,333)	(4,470,575)
Accrued expenses and other current liabilities	3,380,834	609,427	2,782,144	2,398,299
Claims receivable	-	(242,576)	(77,521)	(127,048)
Due to related parties	-	48,898	(530,030)	(129,944)
Due from related parties	(5,941,366)	-	(6,286,469)	-
Total changes in working capital	$(36,893,556)	$7,130,666	$(50,010,990)	$14,454,869
Interest paid	(9,955,327)	(12,565,112)	(42,184,422)	(53,444,573)
Net cash provided by operating activities	$32,466,311	$30,621,838	$111,301,518	$162,818,391

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	-	1,874,670	-	1,449,925
Increase in restricted cash	(365,932)	-	(964,316)	(1,500,000)
Payments for special survey and drydocking	(1,140,193)	(5,522,630)	(3,416,523)	(11,189,402)
Payments for vessels and advances for acquisition of vessels	(40,193,651)	-	(40,193,651)	-
Interest received	891,124	547,928	2,154,731	3,299,288
Net cash used in investing activities	$(40,808,652)	$(3,100,032)	$(42,419,759)	$(7,940,189)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	-	-	195,000,000	199,260,000
Repayments of long-term borrowings	(11,844,948)	(11,931,068)	(236,857,084)	(246,117,877)
Net proceeds from common share issuance	110,392,854		110,392,854
Dividends paid	(26,575,157)	-	(70,681,085)	-
Capital distributions	-	(14,487,349)	-	(106,562,497)
Payments of loan financing fees	-	-	(1,300,000)	(1,259,319)
Net cash provided by/ (used in) financing activities	$71,972,749	$(26,418,417)	$(3,445,315)	$(154,679,693)
Effects of exchange rate changes of cash held in foreign currency	362,125	(902,877)	1,856,633	(847,236)
Net change in cash and cash equivalents	63,630,408	1,103,389	65,436,444	198,509
Cash and cash equivalents at beginning of year	52,644,208	49,143,152	49,343,664	49,992,391
Cash and cash equivalents at end of year	$116,636,741	$49,343,664	$116,636,741	$49,343,664

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USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Company together with its wholly owned subsidiaries, (the “Group”) evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss), and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE rate

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a time charter, such expenses are borne by the time charter operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue (TCE) are not measures of revenue under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (we define operating days as calendar days less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

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The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months		For the Twelve months
	ended December 31,		ended December 31,
USD	2025	2024	2025	2024
Revenue	$126,851,761	$85,189,520	$391,548,819	$393,229,831
Voyage expenses	(32,692,334)	(34,964,214)	(121,870,584)	(127,196,305)
Commissions	(1,259,509)	(841,567)	(4,262,645)	(3,997,596)
Time charter equivalent revenue	$92,899,918	$49,383,739	$265,415,590	$262,035,930
Calendar days	1,288	1,288	5,110	5,124
Off-hire days	(77)	(21)	(85)	(170)
Operating days	1,211	1,267	5,025	4,954
Daily TCE rate	$76,694	$38,980	$52,823	$52,898

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Also, it is an alternative measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months		For the Twelve months
	ended December 31,		ended December 31,
USD	2025	2024	2025	2024
Vessel operating expenses	$11,455,249	$9,558,439	$45,240,447	$42,434,258
Management fees	1,159,200	1,159,200	4,599,000	4,611,600
Total vessel operating expenses	$12,614,449	$10,717,639	$49,839,447	$47,045,858
Calendar days	1,288	1,288	5,110	5,124
Daily Opex	$9,794	$8,321	$9,753	$9,181
Daily Opex excluding management fees	$8,894	$7,421	$8,853	$8,281

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, (gain)/loss from loan modifications and loss on debt extinguishment. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss), loss on debt extinguishment and gain/(loss) on disposal of vessels, if any. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

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Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of profit under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2025	2024	2025	2024
Profit for the period	$59,458,128	$13,194,595	$122,951,543	$108,863,270
Depreciation and amortization	10,438,324	10,364,174	41,440,551	41,134,237
Interest and other finance costs	10,194,138	12,312,194	44,240,513	57,052,680
Interest income	(812,677)	(656,520)	(2,191,740)	(3,445,203)
EBITDA	$79,277,913	$35,214,443	$206,440,867	$203,604,984
Unrealized loss/ (gain), net on derivatives	440,406	(149,133)	(1,653,464)	291,873
Realized (gain)/ loss, net on derivatives	(722,457)	1,254,413	(1,327,397)	1,264,750
Gain from modification of loans	-	-	-	(1,828,959)
Loss on debt extinguishment	-	-	1,383,768	-
Foreign exchange loss/ (gain)	29,852	783,013	(872,531)	746,562
Adjusted EBITDA	$79,025,714	$37,102,736	$203,971,243	$204,079,210

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended Decemebr 31,		For the Twelve months ended December 31,
USD	2025	2024	2025	2024
Profit for the period	$59,458,128	$13,194,595	$122,951,543	$108,863,270
Gain from modification of loans	-	-	-	(1,828,959)
Loss on debt extinguishment	-	-	1,383,768	-
Unrealized loss/ (gain), net on derivatives	440,406	(149,133)	(1,653,464)	291,873
Adjusted Profit	$59,898,534	$13,045,462	$122,681,847	$107,326,184
Weighted average number of common shares outstanding in the period	33,708,192	32,194,108	32,575,740	32,194,108
Adjusted earnings per share, basic and diluted	$1.78	$0.41	$3.77	$3.33

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Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

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